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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                        ---------------------------

                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 4)
                                    and
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                        ---------------------------

                    UNION TEXAS PETROLEUM HOLDINGS, INC.
                         (Name of Subject Company)
                        ---------------------------

                           VWK ACQUISITION CORP.
                         ATLANTIC RICHFIELD COMPANY
                                 (Bidders)
                        ---------------------------

                  Common Stock, Par Value $0.05 Per Share
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)
                        ---------------------------

                                 90864010 5
                   (CUSIP Number of Class of Securities)
                        ---------------------------

                            Diane A. Ward, Esq.
                           VWK Acquisition Corp.
                       c/o Atlantic Richfield Company
                          515 South Flower Street
                           Los Angeles, CA 90071
                               (213) 486-2808
         (Name, Address and Telephone Number of Persons Authorized
        to Receive Notices and Communications on Behalf of Bidders)
                        ---------------------------

                                 Copies to:
                             Richard Hall, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

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          Atlantic Richfield Company ("ARCO") and VWK Acquisition Corp.
(the "Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D, originally filed on May 8, 1998, as amended by Amendment Nos. 1, 2, and 3 filed on May 12, May 18, and May 20, 1998, respectively (as amended, the "Original Filing"), with respect to the offer (the "Offer") by the Purchaser to purchase all outstanding shares of Common Stock, par value $0.05 per share (the "Common Stock"), of Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 4. Capitalized terms used and not defined herein shall have the meanings given to them in the Original Filing.

Item 4.   Source and Amount of Funds or Other Consideration.

(b) On June 2, 1998, ARCO entered into an agreement with ARCO Chemical Company ("ACC"), currently an 82%-owned subsidiary of ARCO, pursuant to which ARCO intends to sell a portion of the common stock of ACC that it owns to the public in a public offering and another portion of its ACC common stock holdings back to ACC. These transactions are expected to close in mid to late July. While the exact proceeds to ARCO from these transactions will depend on the offering price, assuming a price of $56.31 per share (the closing price of ACC common stock on June 2, 1998), ARCO would receive after-tax proceeds of approximately $1.4 billion. ARCO currently intends to use such proceeds to repay short term borrowings incurred to finance the Offer and the Merger.

Item 10.  Additional Information.

(d) On June 3, 1998, ARCO issued a press release, a copy of which is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

(f) Clause (i) of the first sentence of Section 14 "Certain Conditions of the Offer" of the Offer to Purchase is hereby amended to read: "(i) the Minimum Condition shall have been satisfied prior to the Expiration Date".

Item 11.  Material to be Filed as Exhibits.

          (a)(12)   Press Release, dated June 3, 1998.



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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 3, 1998


                              VWK ACQUISITION CORP.

                              By: /s/ Terry G. Dallas
                                  -----------------------
                                  Name:  Terry G. Dallas
                                  Title: President


                              ATLANTIC RICHFIELD COMPANY

                              By: /s/ Terry G. Dallas
                                  ------------------------
                                  Name:  Terry G. Dallas
                                  Title: Senior Vice President
                                         and Treasurer



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                               EXHIBIT INDEX



Exhibit                                                        Page
Number                      Exhibit Name                       Number

(a)(12)        Text of Press Release, dated June 3, 1998       5